Exhibit 99.1
Bending Spoons announces pricing of senior secured notes

Milan, Italy—October 28, 2026 | Bending Spoons S.p.A. (“Bending Spoons”) today announced the pricing of an upsized dual-currency senior secured notes offering (the “Offerings”) with an aggregate principal amount equivalent to approximately $1.8 billion. The Offerings comprise $1.25 billion aggregate principal amount of 9.625% U.S. dollar-denominated senior secured notes and €500 million aggregate principal amount of 8.625% euro-denominated senior secured notes (collectively, the “Notes”), both due in 2032. Both tranches will be issued at 100% of their principal amount. The Offerings were upsized from the originally proposed $1.5 billion (approximate equivalent) following considerable demand.

The U.S. dollar-denominated Notes will be issued by Bending Spoons US Inc., a Delaware corporation, while the euro-denominated Notes will be issued by Bending Spoons Operations S.p.A., a joint stock company (società per azioni) organized under the laws of Italy. Each issuer is an indirect wholly owned subsidiary of Bending Spoons. Bending Spoons will not issue or guarantee the notes.

The net proceeds from the Offerings are intended to fund future acquisitions, to pay costs, fees, expenses, and taxes in connection with the Offerings, and for other general corporate purposes.

Application will be made for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Specialist Securities Segment of its Euro MTF Market. Settlement of the Offering is expected to occur on or about November 4, 2026, and is subject to customary closing conditions.

This press release is being issued pursuant to Rule 135c under the Securities Act of 1933, as amended (the “Securities Act”). It does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities.

The Notes are being offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes and the related guarantees have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

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Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements include statements about the offerings, including the expected settlement date, the listing of the Notes and the expected use of proceeds. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “foresee,” “forecast,” “in our view,” “probably,” “likely,” or other similar expressions.

Forward-looking statements reflect our current expectations and are based on assumptions and information available as of the date of this press release. Actual results and events may differ materially from those expressed or implied by such forward-looking statements due to a variety of risks and uncertainties, some of which are beyond our control. These include the risks and uncertainties described in the sections Risk factors and Management’s discussion and analysis of financial condition and results of operations in our registration statement on Form F-1, which is on file with the U.S. Securities and Exchange Commission and is available on our investor relations website at investors.bendingspoons.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, we assume no obligation to update any forward-looking statements.

Contacts

Investors: investor-relations@bendingspoons.com

Media: press@bendingspoons.com

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